Exhibit 21

Subsidiaries of the Registrant

Name, Jurisdiction	Relationship
Apco Argentina S.A. (Argentine corporation)	Subsidiary owned 95% by Apco Oil and Gas International Inc.
Apco Properties Ltd. (Cayman Islands company)	Subsidiary owned 100% by Apco Oil and Gas International Inc.
Apco Austral S.A. (Argentine corporation)	Subsidiary owned 98.49% by Apco Oil and Gas International Inc.